DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

Buffered Absolute Return Barrier Securities Linked to the iShares® MSCI EAFE® Index Fund

International Equities ▪ Bullish ▪ Fee-Based Accounts

Indicative Terms as of December 3, 2009

CUSIP:	2515A0 WL 3
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	18 Months
Fund:	iShares® MSCI EAFE® Index Fund
Initial Fund Level:	The closing level of the Fund on the Trade Date
Final Fund Level:	The closing level of the Fund on the Final Valuation Date multiplied by the Share Adjustment Factor
Barrier Event:	A Barrier Event will occur if the closing level of the Fund multiplied by the Share Adjustment Factor on any trading day during the Observation Period exceeds the Upper Barrier or is less than the Lower Barrier.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Fund commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Buffer Level:	15.00%
Upper Barrier:	133.50% – 143.50% of the Initial Fund Level (TBD on Trade Date)
Lower Barrier:	85.00% of the Initial Fund Level.
Payment at Maturity:	The payment you will receive at maturity per $1,000 security face amount will be calculated as follows: If a Barrier Event does not occur: ▪ $1,000 + ($1,000 * Absolute Return) If a Barrier Event has occurred and the Final Fund Level is: ▪ greater than or equal to the Initial Fund Level: $1,000 ▪ less than the Initial Fund Level, and such decline is equal to or less than the Buffer Level: $1,000 ▪ less than the Initial Fund Level and such decline is greater than the Buffer Level: $1,000 + ($1,000 * (Fund Return + Buffer Level))
Fund Return:	$\frac{\text{Final Fund Level} - \text{Initial Fund Level}}{\text{Initial Fund Level}}$
Absolute Return:	The absolute value of the Fund Return
Share Adjustment Factor:	Initially 1.0, subject to adjustment for anti-dilution events
Discounts and Commissions:	The securities will initially be distributed through Deutsche Bank Securities Inc. ("DBSI"), its affiliates and/or certain other affiliated or unaffiliated brokers (collectively, the "Brokers"). DBSI will receive a selling concession of up to 0.75% or $7.50 per $1,000 face amount. DBSI may pay referral fees to other Brokers of up to 0.50% or $5.00 per $1,000 face amount and may additionally pay fees of up to 0.25% or $2.50 per $1,000 face amount to certain other Brokers. Deutsche Bank AG will reimburse DBSI for such fees. DBSI, the agent for this offering, is our affiliate. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in term sheet No. 785VV.
Agent:	Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If a Barrier Event does not occur, investors receive at maturity their principal *plus* an amount equal to their principal *multiplied* by the Absolute Return, subject to a maximum return of between 33.50% and 43.50% (TBD on Trade Date).

Worst Case Scenario at Maturity

If a Barrier Event occurs and the Final Fund Level is less than the Initial Fund Level by more than the Buffer Level, an investment in the securities will decline by 1% for every 1% decline in the Fund beyond the Buffer Level. The maximum loss is 85.00%. Any payment at maturity is subject to the credit of the Issuer.

Benefits

- "Market Neutral" strategy provides potential for positive returns at maturity even if the Fund Return is negative, subject to the Lower Barrier
- If the Fund Return is positive, participation in the Fund Return up to a maximum return of 33.50% - 43.50% (TBD on Trade Date)
- If the Fund Return is negative, participation in the Absolute Fund Return up to a maximum return of 15.00%
- Potential to outperform the Fund as a result of the Buffer Level feature
- Designed for investors who are moderately bullish

Risks

- Any payment at maturity is subject to the credit of the Issuer
- The securities may under-perform the Fund if a Barrier Event occurs
- If the Final Fund Level is less than the Initial Fund Level by more than the Buffer Level, investors could lose up to 85% of their initial investment in the securities
- Investors should be willing and able to hold the securities to maturity
- The Fund Return, Absolute Return, and Buffer Level features are applicable only at maturity and are subject to the credit of the Issuer
- Investor is not entitled to dividends or voting rights
- Various factors affect the value of the securities prior to maturity

Important Dates

Offering Period:	December 3 – December 11, 2009
Trade Date:	December 11, 2009
Settlement Date:	December 16, 2009
Final Valuation Date:	June 13, 2011
Maturity Date:	June 16, 2011 (18 Months)

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated December 3, 2009 R-9899-1 (02/09)

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Buffered Absolute Return Barrier Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes an Upper Barrier of 138.50% of the Initial Fund Level, a Lower Barrier of 85.00% of the Initial Fund Level and a Buffer Level of 15.00%)
A Barrier Event Does Not Occur			A Barrier Event Does Occur
Fund Return	Barrier Security Return	Payment at Maturity (per $1,000 invested)	Fund Return	Barrier Security Return	Payment at Maturity (per $1,000 invested)
35.00%	35.00%	$1,350.00	35.00%	0.00%	$1,000.00
30.00%	30.00%	$1,300.00	30.00%	0.00%	$1,000.00
20.00%	20.00%	$1,200.00	20.00%	0.00%	$1,000.00
10.00%	10.00%	$1,100.00	10.00%	0.00%	$1,000.00
0.00%	0.00%	$1,000.00	0.00%	0.00%	$1,000.00
-5.00%	5.00%	$1,050.00	-10.00%	0.00%	$1,000.00
-10.00%	10.00%	$1,100.00	-20.00%	-5.00%	$950.00
-15.00%	15.00%	$1,150.00	-30.00%	-15.00%	$850.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

MARKET RISK — The return on the securities at maturity, if any, is linked to the performance of the Fund and will depend on whether the closing level of the Fund multiplied by the Share Adjustment Factor ever exceeds the Upper Barrier or is less than the Lower Barrier on any trading day during the Observation Period and the magnitude of the Fund Return. Appreciation potential is limited.

THE SECURITIES MAY PAY LESS THAN THE PRINCIPAL AMOUNT - You may receive a lower payment at maturity than you would have received if you had invested in the Fund, the component stocks underlying the Fund or contracts related to the Fund. If a Barrier Event occurs and the Final Fund Level is less than the Initial Fund Level by more than the Buffer Level, you will lose 1% for every 1% decline in the Index Fund beyond the Buffer Level. The securities do not guarantee any return in excess of $150 per $1,000 face amount. If a Barrier Event occurs and the Final Fund Level is greater than the Initial Fund Level, you will not receive any more than the principal amount at maturity.

CREDIT RISK - The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

THE BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE SECURITIES AND MAY AFFECT YOUR PAYMENT AT MATURITY - Your investment in the securities may not perform as well as an investment in a security with an uncapped return based solely on the performance of the Fund.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Fund would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY - Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. You should be willing and able to hold your securities to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE FUND OR THE MARKET VALUE OF THE SECURITIES - We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, any such research, opinions or recommendations could affect the level of the Fund or the market value of the securities.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

NON-U.S. SECURITIES MARKETS RISKS - The stocks included in the index replicated by the iShares® MSCI EAFE® Index Fund are issued by foreign companies in foreign securities. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks.

THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. See “Anti-Dilution Adjustments for Funds” in the accompanying product supplement.

LACK OF LIQUIDITY - The securities will not be listed on any securities exchange.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES - In addition to the closing level of the Fund on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

CURRENCY MARKETS MAY BE HIGHLY VOLATILE - The securities are subject to currency exchange risk through their exposure to the performance of the iShares® MSCI EAFE® Index Fund, which measures the performance of foreign stocks and are denominated in U.S. dollars. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 785VV  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 785VV and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

DWS Structured Products    1.866.637.9185    www.dws-sp.com